UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form SD

Specialized Disclosure Report

Genasys Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-24248	87-0361799
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

16262 West Bernardo Drive

San Diego, California 92127

(Address of Principal Executive Offices)

Dennis D. Klahn (858) 676-1112

(Name and telephone number, including area code, of the person to contact in connection with this report.)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01         Conflict Minerals Disclosure and Report

Genasys Inc. (the “Company”) conducted a review of its supply chain to determine whether it purchases materials or products that incorporate conflict minerals as defined by the Securities and Exchange Commission. A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available on our website at www.genasys.com.

Item 1.02         Exhibits

The Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form is filed as Exhibit 1.01 to this Form.

SECTION 2 -RESOURCE EXTRACTION ISSUE DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Not applicable.

SECTION 3 - EXHIBITS

Item 3.01         Exhibits

Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2022
Genasys Inc.

	By:	/s/ Dennis D. Klahn
Dennis D. Klahn
Chief Financial Officer